FOR IMMEDIATE RELEASE

Contact: Gad Goldstein, President, Formula Systems (1985) Ltd.

Tel: 011-972-9959-8800

Formula Systems Announces First Quarter Results

Revenues increased to $87.7 million

Herzliya, Israel, May 21, 2003 - Formula Systems Ltd., (Nasdaq:FORTY), a leading provider of information technology products, solutions and services, today is pleased to announce its financial results for the first quarter ended March 31, 2003.

Revenues in the first quarter of 2003 increased to $87.7 million from $73.2 million in the first quarter of 2002. Net loss for the first quarter was $1.0 million compared with a net profit of $1.7 million in the first quarter of 2002.

First Quarter Highlights

Consolidation of Sapiens

In the first quarter of 2003 the company has consolidated the results of its subsidiary Sapiens International Corporation N.V. (Nasdaq and TASE: SPNS) in its reports. Sapiens is a provider of proven IT solutions that modernize business processes and enable insurance organizations and other leading companies to adapt quickly to change.

Crystal-Liraz Merger Proceeding as Planned

During the first quarter our subsidiary Crystal Systems Solutions (Nasdaq:CRYS) successfully completed its tender offer to acquire all outstanding shares in Liraz Systems. As a result, the entire merger plan with Liraz, and its wholly owned subsidiary BluePhoenix, was immediately implemented. The combination of Crystal and BluePhoenix creates a company with a global presence, highly regarded technology and extensive business expertise.

Merger in Matrix Group Continues

In the first quarter our subsidiary Matrix continued its efforts to merger its subsidiaries New Applicom, Sintec and Sivan, creating the largest IT company in Israel, providing Matrix with critical mass, operating efficiency and a more unified corporate structure and identity.

Magic launches iBOLT

During the quarter, our subsidiary Magic Software Enterprises (Nasdaq:MGIC) announced the launch of its iBOLT Integration Suite. iBOLT is a new product family that will provide affordable enterprise application to mid-sized businesses and systems integrators.

NextSource releases People Blue Book version II

During the first quarter of 2003 nextSource Inc released version two of its People Blue Book, the one source for solutions to all of a company's human capital management needs. The People Blue Book contains the People Ticker, the only real-time view of salaries and rates based on industry, position level and location. Another chapter in the People Blue Book is TAMS (Talent Acquisition Management Solution). This web-based, staffing lifecycle system enables corporations to control and monitor both the processes and spend associated with contingent, full-time and project-based workers. NextSource continues to gain market share in this rapidly growing industry.

Gad Goldstein, President of Formula, commented: "In the first quarter most of our subsidiaries regained operational profitability and more important positive cash flow. Throughout this year we will work closely with the managements of our portfolio companies to assure the return to growth patterns and net profits. We believe that achieving positive EBITDA is a goal that all of our subsidiaries can accomplish. Furthermore based on the backlog of our subsidiaries we are amending our previous revenues expectations for 2003 and raising it by 5% to $336 million - $367 million."

The Company announces that Dr. Shlomo Nass has joined the Company's Board of Directors. Dr. Nass is a certified CPA and holds a PH.D in Law. Dr. Nass serves as the board's financial expert.

Formula Systems Ltd., is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:

Statements made in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the company's products, dependence on strategic partners, integration of new business, successful implementation of Formula's products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula's Securities and Exchange Commission filings, including its most recent report on Form 20-F. Formula undertakes no obligation to publicly release any revision to any forward-looking statement.

CONSOLIDATED BALANCE SHEETS

	March 31, 2003	December 31, 2002
	U.S. $
	(in thousands)
CURRENT ASSETS:
Cash and cash equivalents	104,733	90,561
Short-term investments	16,951	12,101
Trade receivables	81,754	67,642
Other accounts receivable	25,586	19,642
Inventories	4,595	3,590
	_______	_______
	233,619	193,536
	_______	_______

LONG-TERM INVESTMENTS, LOANS AND RECEIVABLES:
Loans and other investments	3,953	3,400
Investments in affiliates	5,456	22,659
	_______	_______
	9,409	26,059
	_______	_______

DEBENTURES	76,994	75,951
	_______	_______

SEVERANCE PAY FUND	8,700	8,262
	_______	_______

FIXED ASSETS, NET	27,368	25,045
	_______	_______

OTHER ASSETS, NET	169,312	139,744
	_______	_______

	_______	_______
	525,402	468,597
	_______	_______
	_______	_______
CURRENT LIABILITIES:
Credit from banks and others	85,684	87,752
Trade payables	32,968	26,811
Other accounts payable	80,229	60,172
Restructuring accrual	1,867	2,661
	_______	_______
	200,748	177,396
	_______	_______
LONG-TERM LIABILITIES:
Debentures	50,498	33,726
Allowance for expected losses in other investment	2,512	2,512
Deferred taxes	880	871
Customer advances	1,330	491
Liabilities to banks and others	26,907	7,556
Liability due to activity acquisition	2,326	2,334
Accrued severance pay	13,455	12,048
Unrealized gain	6,250	6,184
	_______	_______
	104,158	65,722
	_______	_______

MINORITY INTEREST	69,078	72,130
	_______	_______

SHAREHOLDERS' EQUITY	151,418	153,349
	_______	_______

	_______	_______
	525,402	468,597

CONSOLIDATED STATEMENTS OF INCOME

	Three months ended March 31,
	2003	2002
	U.S. $
	(in thousands, except per share data)

Revenues	87,722	73,231
Cost of revenues	56,958	46,898
	______	______
Gross profit	30,764	26,333
Research and development costs, net	4,672	4,282
Selling, general and administrative expenses	26,014	19,801
Depreciation and amortization	1,099	1,020
	______	______
Operating income (loss)	(1,021)	1,230
Financial income (expenses), net	(539)	1,227
	______	______
	(1,560)	2,457
Other income, net	486	388
Gain (loss) on realization of investments	392	(232)
	______	______
Income (loss) before taxes on income	(682)	2,613
Taxes on income	693	326
	______	______
	(1,375)	2,287
Company's equity in results of affiliates, net	(176)	(163)
Minority interest, net	527	(460)
	______	______
Net income (loss)	(1,024)	1,664
	______	______
	______	______

Earnings per share - basic and fully-diluted:
Net earnings (loss)	(0.1)	0.16
	______	______
	______	______